
June 12, 2024

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

> **Re: Real Messenger Corp**
> **Amendment No. 7 to Registration Statement on Form F-4**
> **Filed May 31, 2024**
> **File No. 333-273102**

Dear Kwai Hoi Ma:

　　We have reviewed your amended registration statement and have the following comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-4

The Business Combination and the Merger Agreement, page 16

1.　　We note that you issued 1,000,000 Class A Ordinary shares to Kwai Hoi, Ma's personal holding company, Bloomington DH Holdings. Please revise to disclose the terms of such issuance and specifically address whether the shares are subject to any vesting condition. Tell us how you accounted for such issuance and revise your pro forma financial statements to reflect the compensatory nature of such issuance, if any. Lastly, revise to include a discussion of such issuance in the subsequent events footnote on page F-73. Refer to ASC 855-10-50-2.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

2.   We note you present a pro forma condensed combined balance sheet and condensed combined statement of operations as of, and for the nine months ended, December 31, 2023, which were prepared using Real Messenger's management accounts. To the extent you continue to present December 31, 2023 pro forma financial information for Real Messenger, revise to include interim financial statements as of, and for the nine months ended, December 31,2023 and ensure they comply with Article 10 of Regulation S-X. Alternatively, provide pro forma financial information pursuant to Rule 11-02(c) of Regulation S-X.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3.   Please explain pro forma adjustment (3) to the March 31, 2023 pro forma combined statements of operations or revise. In this regard, based on pro forma balance sheet adjustment (5), it appears only $25,000 of estimated transaction expenses has not yet been incurred. In addition, the adjustment for any remaining expense should assume such adjustments were made as of the beginning of the fiscal year presented. Please explain or revise. Refer to Article 11-02(6)(i)(B) of Regulation S-X.

Real Messenger Holdings Limited - Notes to Unaudited Condensed Consolidated Financial Statements
Note 8 - Related Parties, page F-71

4.   We note your response to prior comment 4. Please revise here to clarify that the payment of operating expenses and the purchase of property and equipment on behalf of the company are subject to repayment. Similar revisions should be made on page F-55, as applicable. In addition, tell us whether any amounts paid by True Blue for marketing expenses are still subject to repayment. If so, clarify when you intend to repay such amounts and how they are reflected in your financial statements. Similarly, tell us whether any amounts are due to Mr. Eklund for his salary that were not previously placed in escrow.

        Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Lawrence Venick